
Mail Stop 3561

December 22, 2015

ExlService Holdings, Inc.
Vishal Chhibbar
Chief Financial Officer
280 Park Avenue, 38th Floor
New York, New York 10017

> Re: **ExlService Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 001-33089**

Dear Mr. Chhibbar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 63

1. Please provide an analysis on whether your "cash flow hedges," discussed in the second-to-last paragraph of page 63, are material, such that you would need to provide the disclosure in Item 305(a) of Regulation S-K. Please see General Instruction 5.B to Item 305(a) and (b).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Charlie Guidry, Staff Attorney, at 202-551-3621 or me at 202-551-3264 with any questions.

Sincerely,

Mara L. Ransom
Assistant Director
Office of Consumer Products